

January 2, 2015

<u>**Via E-Mail**</u>

Megan Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, MA 02111

>   **Re: Schedule 13E-3**
>   **Filed December 10, 2014 by ChyronHego Corporation, Vector CH**
>   **Holdings (Cayman), L.P., CH Merger Sub, Inc., Vector Capital IV**
>   **International, L.P., Vector Entrepreneur Fund III, L.P., Vector**
>   **Capital Partners III, L.P., Vector Capital Partners IV, L.P., Vector**
>   **Capital, Ltd., Vector Capital, L.L.C., Alexander R. Slusky, Johan**
>   **Apel, Westhill Group AB, Sören Kjellin, and Maxflyt AB**
>   **File No. 005-18273**
>
>   **Preliminary Schedule 14A**
>   **Filed December 10, 2014**
>   **File No. 001-09014**

Dear Ms. Gates:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 13E-3**</u>
<u>Introduction</u>

1.   We note that Mr. Gawell, Mr. Fjellsten and "certain other former shareholders of companies previously acquired by" you will roll over their shares. Please include all of them as filing persons and provide all disclosure required for each filing person added as a result of this comment.

2.   Remove the statement on page 2 that the filing of the Schedule 13E-3 shall not be
construed as an admission that any filing person is an affiliate of the company, or
of any other filing person, within the meaning of Rule 13e-3. Given your
determination to file the Schedule 13E-3, the filing persons may not disclaim their
affiliate status with respect to the company or other filing persons.

Preliminary Proxy Statement
Cover Letter

3.   Please revise the fifth paragraph in this letter, and consistently throughout the
proxy statement, to name the "certain other affiliates of Purchaser" whose votes
would be excluded from the second required shareholder approval for this
transaction.

Summary Term Sheet

Position of ChyronHego as to the Fairness of the Merger, page 3

4.   Item 1014(a) of Regulation M-A requires filing persons to state whether they
believe that the Rule 13e-3 transaction is fair or unfair to <u>unaffiliated</u> security
holders. On page 3, you state that the merger and merger agreement are fair to
your shareholders "other than the Rollover Holders." This disclosure appears to
inappropriately include directors and officers of the company that are not
Rollover Holders. Be advised that the staff views officers and directors of an
issuer as affiliates of the issuer. Please revise the filing to more clearly articulate
whether the Rule 13e-3 transaction is fair or unfair to <u>unaffiliated</u> security holders
and *apply this comment to the disclosure of all filing persons*.

Voting Agreement, page 5

5.   Please provide us your legal analysis as to why obtaining the agreement to vote
shares for approval of the current transaction was not a solicitation subject to
Regulation 14A.

Questions and Answers, page 10

6.   Please consolidate this section with the Summary Term Sheet to avoid duplicate
disclosure.

Special Factors

7.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
"Special Factors" section <u>at the beginning of the information statement,</u>
<u>immediately</u> following the summary section. See Rule 13e-3(e)(1)(ii). Please
relocate the sections "Caution Regarding Forward-Looking Statements" and

"Risk Factors" such that the section captioned "Special Factors" follows the Summary Term Sheet section.

Background of the Merger, page 18

8. Please revise the entry for January 15, 2014 to disclose why your representatives met with Mr. Ramazetti.

9. Please revise the entry for May 7, 2014 to disclose why Party B was no longer pursuing a transaction in your industry.

10. Please disclose why Mr. Apel did not communicate to the board until May 20 of the approach by Vector and other private equity firms. Also, disclose every contact from every potential acquiror besides Party B.

11. Please revise the entry for May 21, 2014 to disclose when Party C first contacted Mr. Apel.

12. Please revise the entry for May 22, 2014 to disclose the duties and authority given to the special committee.

13. Refer to the entry for June 3, 2014. Clarify here, or elsewhere as appropriate, whether Mintz Levin was counsel to the board, to the special committee or to both. If it was counsel to both the board and the committee, disclose why the special committee did not retain its own counsel. Please apply this comment to the retention of a financial advisor that appear to have been discussed initially on July 8, 2014.

14. Please revise this section to be more specific in discussing "open points," "summary of topics," "remaining issues" and similar formulations that do not permit a shareholder to understand the specific matters being addressed.

15. We note that on September 8, 2014 there was suspension of the negotiations of the transaction. In light of this suspension, please revise your disclosure to explain why the various filing persons continued to negotiate the rollover term sheet and employment agreements and scheduled a visit by a Vector official to your facilities in Sweden. Also, explain in revised disclosure why Mr. Apel and not the special committee or the board, engaged in discussions relating to the "general dynamics of the deal" on October 28 and November 7 and 10, a time prior to the re-establishment of formal discussions with Vector. Was the special committee in charge of the transaction process during this period? Why was Mr. Apel conducting negotiations with Vector during this period?

16. Refer to the November 8, 2014 entry. Disclose why Duff & Phelps suggested that a "majority of the minority" vote be added to the merger agreement. It appears

from the November 11, 2014 entry that such a change to the agreement would allow Duff & Phelps to provide a fairness opinion: please explain why.

17. Revise your disclosure to explain why Mr. Apel presented Mr. Kjellin a draft employment agreement, apparently, on behalf of Vector Capital.

Reasons for the Merger, page 28

18. Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

19. Revise the last two sentences in the first paragraph of this section to reconcile them: one sentence refers to the fairness as to one distinct group of shareholders and the other one addresses a different group of shareholders.

20. Please revise the first bullet point on page 28 to explain what about the company's business, financial condition, results of operations, management and competitive position, nature of the industry and economic and market conditions the special committee and the board found supportive of their fairness determination.

21. We note in the second bullet point on page 28 a reference to "strategic options." Provide the disclosure required by Item 1013(b) of Regulation M-A.

22. Please quantify the costs and expenses referenced in the fourth bullet point on page 29.

23. We note that the special committee considered the Duff & Phelps analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Duff & Phelps's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

24. On a related note, and provided the special committee adopted Duff & Phelps's analyses and opinion, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Holders, rather than all security holders unaffiliated with the company.

25. We note that Duff & Phelps identified eleven relevant comparable transactions in conducting its Selected M&A Transactions analysis (page 37). Disclose what

consideration, if any, the special committee and the board gave to the reliability of that portion of Duff & Phelps's analyses given its exclusion from the results of the referenced analysis of five of the eleven comparable transactions.

26.   Revise this section to disclose what consideration, if any, the special committee and the board gave to the reimbursement of legal fees and expenses related to the merger for Mr. Apel.

27.   Refer to the seventh bullet point on page 29. Revise your disclosure to explain why the premium of the transaction price compared to the market price on March 8, 2013 is relevant given that on March 8, 2013 the stock price represented the market's valuation of a different company.

28.   Refer to the eighth bullet point on page 29. Provide an update on the go shop period.

29.   Refer to the first bullet point on page 30. Disclose the basis for your characterization of the termination fee as "relatively low."

30.   Revise your disclosure to address each of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

31.   Revise the first full paragraph on page 32 to disclose *how* the special committee and the board considered the interests of the company's officers in the merger in making their fairness determination. Apply this comment also to the Purchaser and Merger Subsidiary disclosure on page 42 and the Rollover Holders disclosure on page 45.

The Special Committee, page 32

32.   Clarify here, if true, that Mintz Levin was not counsel exclusively to the special committee and disclose whether Mintz Levin continued providing legal advice to the company's board during the period in which it provided advice to the special committee.

Opinion of the Special Committee's Financial Advisor, page 45

33.   Please revise to disclose the data underlying the results described in each analysis and to *show how that information resulted in the multiples/values disclosed*. For example, disclose (i) the enterprise values, revenue and estimated revenue information for each comparable company and comparable transaction that is the basis for the multiples disclosed on page 37 with respect to the Selected Public Companies analysis, and (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 38 with respect to the Selected M&A Transactions analysis.

34.   With respect to the Discounted Cash Flow analysis, disclose the basis for Duff & Phelps's use of terminal growth rate of 3.5%.

35.   Please revise the last sentence of this section to provide the disclosure required by Item 1015(b)(4) of Regulation M-A. The current disclosure does not address all of the required persons referenced in the rule.

36.   We note that Duff & Phelps provided a presentation on November 16, 2014 and another one on November 17, 2014. Please describe the differences between the presentations. See Item 1015(b)(6) of Regulation M-A.

37.   Please add disclosure clarifying how Duff & Phelps' liability in connection with its opinion letter is limited per the terms of the engagement letter between Duff & Phelps and the company. In that regard, we note the statement on page 5 of Duff & Phelps's opinion letter in Annex B.

Position of Purchaser, Merger Subsidiary and Vector Capital as to the Fairness of the Merger, page 40

38.   Revise your disclosure to address each of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

39.   Please revise the statement on page 41 that the merger negotiation was conducted on an arm's length basis. This reference is inappropriate in a transaction with affiliates.

Purposes and Reasons of the Rollover Holders for the Merger, page 42

40.   We note the disclosure that the Rollover Holders "did not undertake a formal evaluation of the fairness of the proposed Merger to ChyronHego shareholders." This disclosure appears to be contradicted by the disclosure immediately following it. Please advise or revise.

41.   Revise your disclosure to address each of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Estimated Fees and Expenses, page 49

42.   Explain why the company will reimburse $200,000 to Mr. Apel for legal fees and expenses related to the merger.

Important Information Concerning ChyronHego – Selected Historical Financial Data, page 76

43.   Disclose the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Certain Projections, page 77

44. We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions